UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

IGC Pharma Inc. (IGC)
(Name of Issuer)

Common Stock, , par value $0.0001 per share
(Title of Class of Securities)

45408X308
(CUSIP Number)

Loo See Yuen The Center, Unit 5106-7 51st Floor 99 Queen's Road Central Central, Hong Kong +65 9792 8758
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Bradbury Strategic Investment Fund A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,823,529
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,823,529
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,823,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IV

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of IGC Pharma, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10224 Falls Road, Potomac, Maryland 20854.

Item 2. Identity and Background.

(a)         This statement is filed by Bradbury Strategic Fund A

(b)         The address of the principal office of Bradbury Strategic Fund A is 4th Floor, Harbour Plaza,103 South Church Street, PO Box 10240, Grand Cayman Island, KYl-1002

(c)         Present Principal Occupation: Strategic Fund.

(d)         Bradbury Strategic Fund A has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Bradbury Strategic Fund A has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Citizenship: Grand Cayman Island.

Item 3. Source and Amount of Funds or Other Consideration.

Bradbury Strategic Fund A acquired a total of 13,823,529 Shares of IGC´s Common Stock directly from the company in two transactions pursuant to two separate Share Purchase Agreements, as described under Item 6 below.:

5,000,000 Shares on June 30, 2023, at $0.30 per share.

8,823,529 Shares on March 22, 2024, at $0.34 per share.

The 13,823,529 shares reported herein are directly owned by Bradbury Strategic Fund A and were acquired with working capital of Bradbury Strategic Fund A at an aggregate cost of approximately $4,500,000, none of which was borrowed.

Item 4. Purpose of Transaction.

Bradbury Strategic Fund A acquired the Shares as reported in Item 3 herein.

The purpose of the acquisitions of the reported securities was for investment, and such acquisitions were made in the ordinary course of business and were not made for the purpose of acquiring control of IGC. Although the acquisitions of the reported securities were for investment purposes; Bradbury Strategic Fund A may pursue discussions with management in an effort to maximize long-term value for shareholders. Bradbury Strategic Fund A may make further purchases of securities of IGC from time to time and may dispose of any or all of the securities of IGC held by the Fund at any time. Bradbury Strategic Fund A has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Bradbury Strategic Fund A may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by the entity named herein is based upon 75,365,061 Shares outstanding as of April 18, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 18, 2024,.

As of the close of business on August 8, 2024, Bradbury Strategic Fund A beneficially owned 13,823,529 Shares, constituting approximately 18.3% of the outstanding Shares.

(b) Bradbury Strategic Fund A has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 13,823,529 Shares held by Bradbury Strategic Fund A.

(c) The transactions in the Shares by Bradbury Strategic Fund A during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d) No person other than Bradbury Strategic Fund A is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, and in the Share Purchase Agreements (“SPA”) (see Exhibits), there are no contracts, arrangements, understandings or relationships between Bradbury Strategic Fund A and any other person, with respect to the securities of the Issuer.

Brief description of the 2024 SPA:
On March 22, 2024, IGC Pharma, Inc. entered into the 2024 Share Purchase Agreement (the “2024 SPA”) with Bradbury Asset Management (Hong Kong) Limited (“Bradbury”) relating to the sale and issuance of common stock subject to the terms and subject to the conditions set forth in the 2024 SPA. Bradbury will receive unregistered shares of IGC common stock. The transaction was not registered under the Securities Act of 1933 in reliance on the exemption provided by Section 4(a)(2) thereof. As per the 2024 SPA, the Bradbury will receive piggyback registration rights subject to certain restrictions. The 2024 SPA contains certain representations, warranties, and covenants. In addition, both parties have agreed to indemnify each other for losses arising out of breaches of their respective representations, warranties, and covenants and for certain liabilities related to each party’s business, subject to customary limitations. Pursuant to Section 11 of the 2024 SPA, Bradbury will vote in favor of and in accordance with the recommendations of the Company’s Board of Directors.

Brief description of the 2023 SPA:

On June 30, 2023, IGC Pharma, Inc. entered into the 2023 Share Purchase Agreement (the “2023 SPA”) with Bradbury Asset Management (Hong Kong) Limited (“Bradbury”) relating to the sale and issuance of common stock subject to the terms and subject to the conditions set forth in the 2023 SPA. The investment is subject to customary closing conditions, including NYSE approval.  Bradbury will receive restricted common shares of IGC stock. A form of the Purchase Agreement is attached as an Exhibit. The transaction was not registered under the Securities Act of 1933 in reliance on the exemption provided by Section 4(a)(2) thereof. As per the 2023 SPA Bradbury will receive piggyback registration rights subject to certain restrictions. The 2023 SPA contains certain representations, warranties, and covenants. In addition, both parties have agreed to indemnify each other for losses arising out of breaches of their respective representations, warranties, and covenants and for certain liabilities related to each party’s business, subject to customary limitations. Pursuant to Section 11 of the 2023 SPA Bradbury will vote in favor of and in accordance with the recommendations of the Company’s Board of Directors.

Item 7. Material to be Filed as Exhibits.

Exhibit No.          Description

10.1          Form of Share Purchase Agreement, dated June 30, 2023, by and among IGC Pharma, Inc and Bradbury Strategic Fund A.

10.2          Share Purchase Agreement, dated March 22, 2024, by and among IGC Pharma, Inc and Bradbury Strategic Fund A.

* Previously filed as exhibit 10.1 to the Issuer's Report on Form 8-K filed with the SEC on July 7, 2023 and incorporated herein by reference.

** Previously filed as exhibit 10.1 to the Issuer's Report on Form 8-K filed with the SEC on March 28, 2024 and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2024

Date

/s/ Loo See Yuen

Signature

Loo See Yuen / Director

Name/Title

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Bradbury Strategic Fund A

Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale
8,823,529	$0.34	03/22/2024